                              GOURMET GIFTS, INC.

                                 FORM 10-SB

                              TABLE OF CONTENTS

PART I
                                                                     Page

Item 1.     Description of Business                                     3

Item 2.     Management's Discussion and Analysis or Plan of Operation   4

Item 3.     Description of Property                                     6

Item 4.     Security Ownership of Certain Beneficial Owners
            and Management                                              6

Item 5.     Directors, Executive Officers, Promoters
            and Control Persons.........................................7

Item 6.     Executive Compensation......................................8

Item 7.     Certain Relationships and Related Transactions..............8

Item 8.     Description of Securities...................................8

PART II

Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and other Shareholder Matters.................9

Item 2.     Legal Proceedings...........................................9

Item 3.     Changes in and Disagreements with Accountants...............9

Item 4.     Recent Sales of Unregistered Securities.....................9

Item 5.     Indemnification of Directors and Officers..................10

PART F/S

            Financial Statements.......................................11

PART III

Item 1.     Index to Exhibits..........................................11

            Signatures.................................................12

PART I

Item 1.  Description of Business

General

     Gourmet Gifts, Inc., a Nevada corporation (the "Company"), was originally organized in Nevada on September 24, 1997, to engage in the catalog retail gift business with the emphasis on the food and beverage area. On September 30, 1997, the Company sold shares of it's common stock, par value $0.001 (the "Common Stock") to certain investors to raise capital to fund it's proposed business plan. Between August 25, 1998 and September 30, 1998, through the sale of the shares of Common Stock, the Company raised $32,300 to fund the initial operation of the Company.

     The Company plans on a catalog to market unique "gourmet gifts" with a seasonal theme or emphasis. These gifts may include foods such as fruits, pastries, steaks, candies, nuts and other seasonal items targeting the various holidays. In addition the Company plans to offer a variety of wines, liquors, micro-brew beers and other libations if permits can be obtained. The Company is also exploring the possibility of marketing prepaid certificates to restaurants.

     The Company plans on offering it's own products as well as products manufactured by food and beverage companies that are consistent with theme of the Company's name and it's business objective. It's only proprietary products are already developed. The Company therefore does not foresee any of it's resources being spent on product development.

     The Company offered two products in it's first season, The "Coffee Lovers" gift box offers truffles, biscotti, coffee and logo mugs. The "Champagne Lovers" box includes champagne, flutes, truffles and flowers. Both boxes are beautifully wrapped, presented and sell for $95 including delivery.

     The industry is a growing and highly competitive industry. The size of the industry is difficult to define because there are many new entries into the market. Many catalogs offer some food products and some companies only offer a limited number of specialty products on a seasonal basis. There are many giants in the industry such as Harry and Davids and Hickory Farms as well as local and regional companies that may offer only limited product lines such as Godiva chocolates. The Company is offering a limited number of products each season and will choose from items that are unique and personalized. The Company plans on building a database of food and wine enthusiasts by purchasing lists of subscribers to magazines such as Gourmet and Food and Wine. The Company anticipates testing various products and will offer those products that produce the greatest results in addition to adding new products as necessary. The Company is currently exploring the possibility of establishing a web site to market nationally but is currently focusing it's initial efforts in the areas of Reno-Tahoe and Las Vegas, Nevada.

     During the 1998 holiday season the Company sold it's products through the use of fold over brochures and filers. The flyer was mailed to personal contacts of the Company's officers in addition to 1,500 other prospects including but not limited to Realtors and insurance agents who have a need for client gifts. The fliers have narrative descriptions of the items offered. The orders were either mailed or hand delivered by the Company to it's customers.

Government Regulation

     The Company may encounter some material regulation that would pertain to the sale of alcoholic beverages. The company is observing all local laws and may be prohibited from shipping some products to certain states or countries. The Company is currently relying upon the various suppliers to abide by any such regulations and the Company is familiarizing itself with such regulations.

Year 2000 Computer Problem

     The year 2000, or Y2K problem concerns potential failure of certain software to correctly process information because of the software's inability to calculate dates. The Company is not currently dependent upon a computer to handle it's marketing and fulfillment of orders and does not anticipate any Y2K problems.

Employees

     The Company relies on it's officers to handle all activities. The Company will not hire outside employees until order fulfillment becomes a problem. At such time the Company will hire appropriate personnel as need dictates and finances allow. The Company has paid salary to Mr. Phelps, the Company's president and Ms. Miller the Company's secretary/treasurer to handle the marketing, procurement and fulfillment of orders. The Company currently has no collective bargaining agreements and no other labor related problems. There are currently no benefits being paid and the Company will pay employee benefits as revenues allow.

Offices

     The Company operates from the residence of it's president Mr. Phelps at no cost to the Company until such a time when a larger facility is needed.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The Company was formed in September, 1997 to engage in the business of catalog retail gift business with the emphasis on the food and beverage area. The Company needed operating capital to effectively execute it's proposed business plan. The Company engaged in an offering through the sale of it's shares of common stock raising $32,300. The funds have been used to purchase inventory and advertise the product. The Company generated revenue in the amount of $6,428.51 during the 1998 Christmas Holiday Season however the Company remains unprofitable and will need to increase the revenues in order to remain in business.

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB. The character and holdings of the Company has changed substantially since the preceding fiscal year. Since the first quarter of the current fiscal year, the Company has sought to enter into the business of selling gift items and packages of gourmet gifts under it's private label. This is the primary business and focus of the Company. Readers of the current unaudited statements are referred to the Company's annual Report as filed for the fiscal year ending September 30, 1998, for a more in-depth view of the Company's financial position, results of operations and changes in cash flows. Accordingly, management's discussion as set forth below focuses primarily on the quarter ending March 31, 1999.

Plan Of Operation

     The Company will attempt to enter a highly competitive industry dominated by established large national corporations. To effectively do so it must use its' limited financial resources wisely. It is the intent of the Company to keep costs to a minimum during it's initial operations and try to identify those products that the market will accept. Towards this end the Company will target only select holidays for production and sales of it's products. The Company will not hire outside employees until sales justify doing so. The Company will depend to a large extent on it's president Johne Phelps and it's secretary/treasurer Lorrie Miller to generate business through marketing and mailings. The Company is looking to upcoming seasonal gift sales such as Mother's Day and Father's Day and fliers are currently being created for targeting the early holiday shopper.

Liquidity and Capital Resources

     During the six months ending March 31, 1999, the Company's working capital decreased by approximately $17,113. The Company may not have sufficient capital in it's accounts, to continue it's planned operations. The Company is continuing to pursue working capital and additional revenue through existing and new clients, but there is no assurance that any of the planned activities will be successful.

     The Company may need to raise additional capital to meet it's current obligations and fund the operating losses. The management of the Company may seek additional private financing from outside parties to continue to pursue the business activities for the Company. Though the obtaining of the additional capital is not guaranteed, the management of the Company believes it will be able to obtain the capital required to meet it's current obligations and pursue it's business activities.

Result of the Operations

     The Company has been unprofitable since it's inception in 1997. In the previous year ending September 30, 1998, the Company sought and raised capital to enter into the business of selling gourmet gift items to the retail and wholesale market. During the quarter ending March 31, 1999, the company has been negotiating with other businesses and existing clients to sell it's products on a retail or wholesale level to continue it's business activities.

     Until such time as the Company is able to obtain the revenues needed from it's operations to meet it's obligations, the Company will be dependent upon sources other than operating revenues to meet its operating and capital needs. Operating revenues may never satisfy these needs

     The current market the Company operates under is a very competitive market and there exists many other competitors with greater capital and contacts in the industry seeking the same clients. The Company believes it will obtain a certain percentage of such clients to generate the revenues needed to continue it's business plan. Until then, the Company will need additional capital other than that provided through it's operations.

 Item 3.  Description of Property

     The Company does not own any real property. The Company is operating from the residence of it's president Mr. Phelps at no cost to the Company until such a time when a larger facility is needed.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table set forth the number of shares of the Company as of March 31, 1999, the outstanding Common Stock of the Company owned of record or beneficially by each Officer and Director and by each person who owned of record, or was know by the Company to own beneficially, more than 5% of the Company's Common Stock, and the shareholdings of each officer and director as a group.

Title of
Class      Name and Address          Shares        Percent
-----      -----------------         ------        ------
Common     Johne Phelps(1)(2)(3)     50,000        5.8%
           253 D"Emerald
           Sparks, NV 89434

Common     Kim Farran(3)            120,000       13.4%
           253 D'Emerald
           Sparks, NV  89434

Common     Robert Deller (3)        100,000       11.2%
           253 D'Emerald
           Sparks, NV  89434

Common     David Dorton              60,000        6.7%
           2441 Tech Center Ct.
           Las Vegas, NV  89128

Common     Jeff W. Holmes            50,000        5.6%
           P.O. Box 11207
           Zephyr Cove, NV 89448

Common    Stephen J.Nicolatus        60,000        6.7%
          856 Peach Canyon Circle
          Las Vegas, NV  89134

Common    Stanley K. Stilwell        80,000        8.9%
          7604 Delaware Bay Drive
          Las Vegas, NV  89128


All Officers and Directors
As a Group                          270,000       30.1%

(1)   An Officer of the Company
(2)   A Director of the Company
(3)   Restricted Stock

Item 5. Directors, Executive Officers, Promoters and Control Persons of the Company

     The following table sets forth the name, age and position of each Director of the Company:

NAME               AGE               POSITION

Johne Phelps       51                President, Chief Executive
                                     Officer and Director

Lorrie Miller      29                Chief Financial Officer,
                                     Secretary/Treasurer and
                                     Director


Executive Officers and Directors of the Company:

     Johne Phelps- President, Chief Executive Officer and Director Mr. Phelps attended the Utah State University in Logan, Utah from 1966-1973 majoring in Natural Resource Management and Hopkins Institute in Phoenix, Arizona in 1986 majoring in Marketing and Sales. From 1977-1981 Mr. Phelps was the founder and owner of Commercial Grounds Maintenance in Salt Lake City, Utah where he built the second largest maintenance service offered to a variety of commercial customers including Utah Power and Light, Mountain Bell and several condominium developments, business parks and shopping centers. In 1981-1989 Mr. Phelps was president of Inland Oceans, Inc. a Utah based resort development and property management corporation. In addition to the normal duties of day to day operations, Mr. Phelps provided guidance and direction for the company. During his time with Inland Oceans, Inc. Mr. Phelps managed all of the properties for Transport Insurance Company, oversaw the acquisition of Water Caye (Belize) for the corporate portfolio, headed the team which prepared the master preliminary architecture and engineering plans for resident resort development. In addition he negotiated a complete tax and development concession package with the government of Belize, managed real estate work out program for Bear lake West (Bear Lake, Idaho) to satisfy a bankruptcy judgment. The corporation consulted on several projects worldwide including American Samoa, Australia, French Polynesia, the United States and for USAID and the Department of Commerce. In 1989-1995, Mr. Phelps became Chief Executive Officer for Meridian Resort Development in Reno, Nevada where he oversaw the acquisition of options for several project development sites in the Caribbean. In addition to resort development work, he spearheaded the concept of development for residential projects. Majors Bay Resort Project (St. Kitts) is eco-developed using renewable energy and ecological sensitivity. The project was master planned and the pre-funding site studies, market analysis and feasibility studies were completed. Under the direction of Mr. Phelps, the project was actively seeking funding when Mr. Phelps took a leave of absence. During this period he sat on the Board of Directors for Pacific Waste Management, Innovative Power Technologies and Northern Nevada Land Company. From 1995-1996 Mr. Phelps was general manager for The Brasserie restaurant in Reno, Nevada. He assisted Chef/Owner Jean Alberti with the daily operations of the restaurant and marketing. Mr. Phelps developed a new product line for the restaurant to bolster it's revenues. In this regard, he conceptualized Three Frogs Wine Bar and Bistro, oversaw the remodel, set up a marketing team, implemented a marketing program, hired and trained staff. He also reorganized the banquet and catering and formulated a marketing agenda for that division. During this period, The Brasserie had increased it's revenues from $30,000 per month to $110,000. When Jean Alberti left, he found a buyer for the business. In 1996- 1997 Mr. Phelps became the manager for The Men's Club of Reno in Reno, Nevada. He was originally hired as an consultant to train the waitstaff and evaluate the kitchen operations. He set-up and taught waitstaff training classes and completely reorganized the kitchen. When the owner decided to expand the hours of operations he was asked to become manager. In this capacity he hired and trained both staff and entertainers, rewrote the employees manual, prepared job descriptions and training outlines. In addition to daily operations, he oversaw the kitchen, organized outside events such as the charity golf tournament, and helped with marketing and promotions. He worked with both staff and entertainers to proved the highest possible quality of service and experience for the customers. In 1997 to current, Mr. Phelps became a independent consultant for start-up businesses in the resort, club and restaurant sector with focus on marketing, personnel, policy and compliance.

     Lorrie A. Miller - Chief Financial Officer, Secretary/Treasurer and Director Ms. Miller graduated from Washoe High School in 1988 and in 1990 received Officer Administration Certification from Truckee Meadows Community College and was the recipient of the Niel J. Redfield Scholarship and the Reno Business Women's Scholarship. Ms. Miller is married with two children. Ms. Miller is currently employed as office manager with NIC since it's formation in 1997. Prior to that she was with Stephen E. Wilson Financial, an insurance agency as an office manager from 1996-1997. From 1992-1995, Ms. Miller was employed with the Casmyn Vestor Group. From 1990 to 1992 Ms. Miller was employed by Truckee Meadows Community College in the Single Parent Re-entry Program. Ms. Miller has had a home based custom floral and wedding consulting business providing reception and ceremony decorations, wedding keepsakes, silk bridal bouquets and complete wedding party flowers and veils.

Item 6.  Executive Compensation

     Johne Phelps served as President and Chief Executive Officer and Director of the Company for all of it's fiscal year ended September 30, 1998 without any compensation. Since the beginning of the new fiscal year to March 31, 1999, Mr. Phelps has received a total compensation of $10,000.

     Lorrie A. Miller has served as Secretary/Treasurer and Director of the company for all of it's fiscal year ended September 30, 1998 without compensation. Since the beginning of the new fiscal year to March 31, 1999, Ms. Miller has received a total compensation of $517.

Options/SAR Grants in Last Fiscal Year

     The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation

     There are no bonuses or deferred compensation.

Compensation Pursuant to Plans

     The Company does not have any compensation or option plans.

Pension Table

     Not Applicable.

Other Compensation

     None

Compensation of Directors

     Currently the only directors of the Company are Johne Phelps and Lorrie A. Miller who receive no additional compensation for being directors of the Company.

Termination of Employment and Change of Control Arrangement

     The Company does not have an employment contract with Mr. Phelps or Ms. Miller and it has no obligation to provide compensation to them in the event of their resignation, retirement or termination. There are presently nor are there anticipated any agreements regarding change of control of the Company.

 Item 7.  Certain Relationships and Related Transactions

     Not Applicable

Item 8.  Description of Securities

Description of Securities

     General

     The Company is authorized to issue twenty five million shares of capital stock, par value of $0.001 per share designated as Common Stock. There are 896,000 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of March 31, 1999.

     Common Stock

     The shareholders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire Board of Directors and if they do so, minority shareholders would not be able to elect any persons to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of the Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of it's business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

     The Company's Common Stock is currently not quoted or listed for trading with any exchange or market.

     Since it's inception, the Company has not paid any dividends on it's Common Stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     As of March 31, 1999, the Company had 896,000 shares of it's Common Stock issued and outstanding held by approximately 45 shareholders.

Item 2.  Legal Proceedings

     To the knowledge of the Company's Executive Officers and Directors, the Company is not a party to any legal proceeding or litigation and none of it's property is the subject of pending legal proceeding. Further, the Officers and Directors know of no threatened or contemplated legal proceedings or litigation.

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

     None

Item 4.  Recent Sales of Unregistered Securities

     The Company upon formation issued 100,000 shares to Kim Farran for consideration of $2,000, 100,000 shares to Robert Deller for consideration of $2,000 and 50,000 shares to Johne Phelps, the Company's founder and president for consideration of $1,000. Subsequently, the Company sold 646,000 shares in an offering under Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the power granted in the Securities Act of 1933, as amended. The Company filed a registration statement on in the State of Nevada for offers and sales made to Nevada residents. The registration statement was declared effective on August 25, 1998 by the Nevada Division of Securities. These sales were made to approximately 45 persons. All sales were made in the State of Nevada in 1998.

Item 5.  Indemnification of Directors and Officers

     The following is a brief summary of certain indemnification provisions of the Company's Certificate of Incorporation and the Nevada Revised Statutes. This summary is qualified in it's entirety by reference to the text thereof Section
78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorney's fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the Board of Directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its Articles of Incorporation, Bylaws, or an agreement, to pay attorney's fees and other disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's Articles of Incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

     The certificate of the Company specifically provides that no director or officer is personally liable to the Company for damages for breach of fiduciary duty involving certain acts. The company's Bylaws also contain a provision that the Company will indemnify the officers and directors for any liability occurring during the scope of their duties as an officer or director.

     It is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above reference statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section
78.751 of the Nevada Revised Statutes.

                                    PART F/S

Financial Statements and Supplemental Data

The Company's audited financial statements, as described below are attached hereto.

1. Audited financial statements for the years ended September 30, 1998 and September 30, 1997

-     Independent Auditors' Report
      Balance Sheets
      Statements of Cash Flows
      Statement of Stockholders' Equity
      Notes to Financial Statements
      Unaudited financial statements June 30, 1998 and December 31, 1997 including:
      Balance Sheet
      Statement of Operations
      Statement of Stockholders Equity
      Statement of Cash Flows
      Audited financial statements for the time of inception September 24, 1997 to September 30, 1997 including:
      Independent Auditor's Report
      Balance Sheet
      Income Statement
      Statement of Cash Flow
      Statement of Stockholders' Equity
      Notes to Financial Statement
      Unaudited financial statements for six months September 30, 1998 to March
          31, 1999 including:
      Balance Sheets
      Statement of Operations
      Statement of Cash Flows
      Statement of Stockholders' Equity
      Unaudited financial statements for the three months ended December 31,
          1998 including:
      Balance sheets
      Statements of Operations
      Statements of Cash Flows
      Statement of Stockholders' Equity


                                    PART III

                                INDEX TO EXHIBITS

Exhibit 3.1          Articles of Incorporation
Exhibit 3.2          Bylaws
Exhibit 4.0          Specimen Stock Certificate
Exhibit 27           Financial Data Schedule

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOURMET GIFTS, INC.
Date:   April 23, 1999

By:              /s/ Johne Phelps
          JOHNE PHELPS, President,
          Director and Chief Executive
            Officer

Albright, Persing & Associates, Ltd.
Certified Public Accountants
1025 Ridgeview Dr., Suite 300
Reno, Nevada  89509
Phone (702) 826-5432
FAX (702) 826-5510


INDEPENDENT AUDITORS'S REPORT
To the Shareholders and Board of Directors
Gourmet Gifts, Inc.

     We have audited the accompanying balance sheets of Gourmet Gifts, Inc.(a development stage Company) as of September 30, 1998 and 1997, and the related statements of income, stockholders equity and cash flow for the year ended September 30, 1998 and the periods from inception (September 24, 1997) to September 30, 1998 and 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gourmet Gifts, Inc. (a development stage Company) as of September 30, 1998 and 1997, and the results of its operations and its cash flow for the year ended September 30, 1998 and the period from inception (September 24, 1997) to September 30, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ Albright Persing & Associates, Ltd
Reno, Nevada
November 18, 1998

GOURMET GIFTS, INC.
Balance Sheets

                                     ASSETS

                                               September 30,   September 30,
                                                    1998            1997
                                               -------------   -------------

Current Assets                                 $     32,080    $      5,000
     Cash                                                 -               -
                                               -------------   -------------
       Total Assets                            $     32,080    $      5,000
                                               =============   =============

                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
     Accounts payable                          $      2,315    $          -
                                               -------------   -------------
       Total Current Liabilities               $      2,315    $          -
                                               -------------   -------------

Stockholders' Equity
     Common stock par value $.001
         authorized 25,000,000 shares,
         issued and outstanding 896,000
         and 250,000 shares at September
         30, 1998 and 1997, respectively                896             250
     Additional paid-in-capital                      30,189           4,750
     (Loss) accumulated during the development
         stage                                       (1,320)              -
                                               -------------   -------------
     Total Stockholders' Equity                      29,765           5,000
                                               -------------   -------------

     Total Liabilities and Stockholders'
         Equity                                $     32,080    $      5,000
                                               =============   =============

    The accompanying notes are an integral part of these financial statements

                                                         Gourmet Gifts, Inc.
                                                       Statement of Cash Flow
                                                 For the Year Ended September 30, 1998 and
                                        From Inception (September 24, 1997) to September 30, 1998 and 1997
                                                    (See Independent Auditors' Report)
                                                                Inception to    Inception to
                                               September 30,   September 30,   September 30,
                                                 1998             1997              1998
                                               ------------    ------------    -------------
Cash Flows from Operating Activities:
   Continuing operation
      Net (loss)                               $    (1,320)    $         -     $     (1,320)
      Increase in account payable                      700               -              700
                                               ------------    ------------    -------------

      Cash from Operating
       Activities                                     (620)              -             (620)
                                               ------------    ------------    -------------

Cash flows from Financing Activities:
      Stock issued for cash                         32,300           5,000           37,300
      Deferred offering costs paid                  (4,600)              -           (4,600)
                                               ------------    ------------    -------------
      Cash Provided by Financing
       Activities                                   27,700           5,000           32,700
                                               ------------    ------------    -------------

Net change in cash                                  27,080           5,000           32,080

Cash at beginning of period                          5,000               -                -
                                               ------------    ------------    -------------

Cash at end of period                          $    32,080     $     5,000     $     32,080
                                               ============    ============    =============


SUPPLEMENTAL DISCLOSURES

Amount Paid for interest                       $         -     $         -     $          -
                                               ============    ============    =============

Amount paid for income taxes                   $         -     $         -     $          -
                                               ============    ============    =============

   The accompanying notes are an integral part of these financial statements.

                                              GOURMET GIFTS, INC.
                                         STATEMENT OF STOCKHOLDERS EQUITY
                                      FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
                           FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1998 AND 1997
                                        (See Independent Auditors' Report)
                                                                   Deficit
                                                                   Accumulated
                                   Common Stock        Additional  During the
                                   -------------------   Paid-in   Development
                                   Shares     Amount     Capital    Stage      Total
                                   --------   --------   --------   --------   --------

Issuance of shares of common stock
     for cash                       250,000   $    250   $  4,750   $      -   $  5,000
Net loss for the period from
     inception (September 24, 1997)
     to September 30, 1997                -          -          -          -          -
                                   --------   --------   --------   --------   --------

Balance-September 30, 1997          250,000        250      4,750          -      5,000

Issuance of shares of common stock
     for cash in exempt public
     offering, net of offering
     costs of $6,215                646,000        646     25,439          -     26,085

Net loss for the year ended
     September 30, 1998                   -          -          -      (1,320)  (1,320)
                                   --------   --------   --------   ---------   -------

Balance-September 30, 1998        $ 896,000   $    896   $ 30,189   $  (1,320)  $29,765


   The accompanying notes are an integral part of these financial statements.

                                GOURMET GIFTS, INC.
                             (A DEVELOPMENT STATE COMPANY)
                             NOTES TO FINANCIAL STATEMENTS
                  FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1998
                          (See Independent Auditor's Report)

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

     This summary of significant accounting policies of Gourmet Gifts, Inc.(the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

     The Company, a Nevada corporation located in Reno, Nevada was incorporated on September 24, 1997 and is currently in the development stage. The company intends to be in the business of catalogue gift foods sales.

Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. Net (Loss) per Share

     In February, 1997, the Financial Accounting Standards Board issued SFAS No.128, Earnings per Share. SFAS No 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not per-mitted. Upon adoption, all prior EPS data was reinstated.

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

     Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

Statement of Cash Flows

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposed of the statement of cash flows.

Income Taxes

     Effective from inception Gourmet Gifts, Inc. adopted SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The differences between the finan-cial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized.
income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Comprehensive Income

     In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized loss on marketable securities. The company will be required to implement SFAS No. 130 for its fiscal year beginning in October, 1998.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- DEVELOPMENT STAGE COMPANY

     The Company is a development state company as defined in Financial Accounting Standards Board Statement No. 7. It has been in the development stage since its formation on September 24, 1997, and has yet to commence full-scale operations. From inception through the date of these financial statements the Company has incurred a net loss of $1,320. At the current time, the Company has $32,080 in assets and $2,315 in liabilities.

 NOTE 3- CONSIDERATIONS RELATED TO CONTINUED EXISTENCE

     The Company has just commenced operations using funds raised through the issuance of equity. The Company has yet to prove that it can operate profitably. Should the Company fail to meet its sales projections, it is likely that the Company will have need for additional financing. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the Company will obtain the funding on favorable or affordable terms.

     Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

NOTE 4- INCOME TAXES

     Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

     Amounts for deferred tax assets are as follows:
                                                              Inception Through
                                              September 30,     September 30,
                                                 1998         1998        1997
                                              -------------   ------      -----
Deferred tax asset, net of valuation
  allowance of $449 in 1998 and 1997          $           -   $    -      $   -
                                              =============   ======      =====

     The following temporary differences gave rise to the deferred tax asset at September 30, 1998 and 1997:
                                              Year Ended      Inception Through
                                           September 30,       September 30,
                                                1998           1998      1997
                                           -------------      ------    -------
Tax benefit of net operating loss
 carry forward                             $         449      $  449    $     -
Valuation allowance for judgment of
 realizability of net operating loss
 carry forward in future years                      (449)       (449)         -

     Because the Company has not generated taxable income since its inception, no provision for income taxes has been made. The Company can carry forward $1,320 in net operating losses as follows:

     Year Ended
     September 30,                              $  1,320
     ------------                               ========
        2013

NOTE 5- COMMON STOCK

     During the period ended September 30, 1998, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 1,000,000 shares of common stock at $.05 per share. A total of 646,000 shares were purchased, resulting in proceeds to the Company of 426,085, net of offering costs of $6,215.

                               GOURMET GIFTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                       JUNE 30, 1998 AND DECEMBER 31, 1997
                                   (UNAUDITED)
                                     ASSETS

                                           June 30,        December 31,
                                             1998              1997
                                          ------------     ------------


CURRENT ASSETS:
   Cash                                   $      3,380     $      3,470
   Prepaid expenses                                900              900
                                          ------------     ------------
TOTAL ASSETS                              $      4,280     $      4,370
                                          ============     ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                       $          -                -
                                          ------------     ------------

                                                     -                -
        Total Current Liabilities         ------------     ------------

STOCKHOLDERS' EQUITY:
   Capital stock, $.001 par value:25,000,000
    shares authorized,
    250,000 shares issued and outstanding          250              250
   Additional paid-in capital                    4,750            4,750
   Deficit accumulated during the
    development stage                             (720)            (830)
                                         -------------     ------------
   Total Stockholders Equity                     4,280            4,370
                                         -------------     ------------

TOTAL LIABILITIES AND
 STOCKHOLDERS EQUITY                     $       4,280     $      4,370
                                         =============     ============

                                 GOURMET GIFTS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                               STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                          For the
                                         Six Months        Inception
                                           Ended           Through
                                          June 30,         June 30,
                                            1998            1998
                                         ------------     ------------

Sales, Net of Returns, Allowances and
 Discounts                               $          -     $          -
COSTS OF SALES                                      -                -
                                         ------------     ------------

Gross Margin                                        -                -
                                         ------------     ------------

EXPENSES:
 General and administrative expenses               90              720
                                         ------------     ------------

TOTAL OPERATING EXPENSES                           90              720
                                         ------------     ------------

NET (LOSS) BEFORE TAXES                           (90)            (720)

PROVISIONS FOR INCOME TAXES                         -                -
                                         ------------     ------------

NET (LOSS)                               $        (90)            (720)
                                         ============     ============

EARNINGS (LOSS) PER SHARE                $      (0.00)           (0.00)
                                         ============     ============



                                  GOURMET GIFTS, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF STOCKHOLDERS' EQUITY
                    FROM INCEPTION (September 24, 1997) to JUNE 30, 1998
                                     (UNAUDITED)
                                                            Deficit
                                                          Accumulated
                            Capital Stock      Additional  During the
                           -------------------   Paid-in   Development
                           Shares     Amount     Capital    Stage       Total
                           --------   --------   --------   --------   --------

Balance,September 24, 1997        -   $      -   $      -   $      -   $      -

Common Stock issued
 for cash                   250,000        250      4,750          -      5,000

Net loss for the period
 ended December 31, 1997          -          -          -       (630)      (630)
                           --------   --------   --------   --------   --------
Balance, December 31, 1997  250,000        250      4,750       (630)     4,370

Net loss for the six
 months ended June 30, 1998       -          -          -        (90)       (90)

Balance, June 30, 1998      250,000   $    250   $  4,750   $   (720)   $ 4,280
                           ========   ========   ========   ========   ========


                               GOURMET GIFTS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                               For the
                                               Six Months    Inception
                                                Ended        Through
                                               June 30,       June 30,
                                                 1998          1998
                                               ----------     ----------


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                      $     (90)     $     (720)
 Adjustments to reconcile net loss
  to net cash used in operating activities:
  Changes in assets and liabilities:
  (Increase) in prepaid expenses                        -           (900)
                                               ----------     ----------
  Net cash used in operating activities              (90)         (1,620)
                                               ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of common stock, net            -          5,000
                                               ----------     ----------
  Net cash provided by financing activities             -          5,000
                                               ----------     ----------

  Net Increase(decrease) in cash                     (90)          3,380

CASH AT BEGINNING PERIOD                            3,470              -
                                               ----------     ----------

CASH AT END OF PERIOD                          $    3,380     $    3,380
                                               ==========     ==========

SUPPLEMENTAL CASH FLOW INFORMATION
 Stock issued in exchange for goods and
   services                                    $        -     $        -
                                               ==========     ==========

                          Albright, Persing & Associates, Ltd.
                              Certified Public Accountants
                             1025 Ridgeview Dr., Suite 300
                                Reno, Nevada  89509
                               Phone (702) 826-5432
                                FAX  (702) 826-5510

                           INDEPENDENT AUDITORS'S REPORT

To the Shareholders and
Board of Directors Gourmet Gifts, Inc.

     We have audited the accompanying balance sheet of Gourmet Gifts, Inc. (a development stage Company) as of September 30, 1997, and the related statement of income, stockholders's equity and cash flow for the period from inception (September 24, 1997) to September 30, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gourmet Gifts, Inc. (a development stage Company) as of September 30, 1997, and the results of its operations and its cash flows for the period from inception (September 24, 1997) to September 30, 1997, in conformity with generally accepted accounting principles.
/s/ Albright Persing & Associates, Ltd.
Reno, Nevada
October 30, 1997

                              GOURMET GIFTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                              SEPTEMBER 30, 1997
                        (See Independent Auditors' Report)

                                  ASSETS

Current Assets
    Cash                                                     $ 5,000
                                                             -------

    Total Assets                                             $ 5,000
                                                             $ 5,000

                 LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT
Stockholders' Equity/Deficit
    Common stock, no par value
      authorized 25,000,000,000 shares
      issued and outstanding 250,000
      shares at September 30, 1997                           $   250
    Additional paid-in-capital                                 4,750

    Earnings accumulated during
      the development stage                                        -
                                                             -------
Total Liabilities and Stockholders' Equity                   $ 5,000
                                                             =======




    The accompanying notes are an integral part of these financial statements

                               GOURMET GIFTS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                INCOME STATEMENT
                FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1997
                           (See Independent Auditors' Report)

Net Sales                                             $        -
                                                      ----------
Cost of Good Sold                                              -
     Gross Profit                                              -
Costs and expenses
     Professional Services                                     -

Net (loss) before
income taxes                                                   -

Income Taxes (Note 4)                                          -
Net (loss)                                            $        -
                                                      ==========

Net income (loss)per
    common share
     Continuing operations                            $        -
                                                      ==========

Weighted average shares outstanding                      250,000





  The accompanying notes are an integral part of these financial statements

                                GOURMET GIFTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF CASH FLOW
                FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1997
                       (See Independent Auditors' Report)


Cash Flows from Operating Activities:
    Continuing operations
    Net income                                        $       -
    Noncash items included in net income              ---------

        Cash from Operating Activities                        -
                                                      ---------
Cash Flows from Financing Activities:
    Stock issued for cash                                 5,000
                                                      ---------
       Cash Provided by Financing
          Activities                                      5,000
                                                      ---------
Net change in cash                                        5,000
Cash at beginning of period                                   -
                                                      ---------
Cash at end of period                                 $   5,000
                                                      =========
SUPPLEMENTAL DISCLOSURES
Amount paid for interest                              $       -
                                                      =========

Amount paid for income taxes                          $
                                                      =========


  The accompanying notes are an integral part of these financial statements.


                               GOURMET GIFTS, INC
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS EQUITY
            FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1997
                       (See Independent Auditors' Report)

                                                            Deficit
                                                            Accumulated
                           Common Stock         Additional   During the
                          ----------------       Paid in    Development
                          Shares     Amount      Capital       Stage       Total
                          --------   ---------   ---------   ---------   -------
Issuance of shares of
 common stock for cash     100,000   $     250   $   4,750   $       -   $ 5,000

Net loss for the period          -           -           -           -         -
                          --------   ---------   ---------   ---------   -------

Balance-September
 30, 1997                  100,000   $     250   $   4,750   $       -   $ 5,000
                          ========   =========   =========   =========   =======

 The accompanying notes are an integral part of these financial statements.

                               GOURMET GIFTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            FROM INCEPTION (September 24, 1997) TO SEPTEMBER 30, 1997
                       (See Independent Auditors' Report)

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

     This summary of significant accounting policies of Gourmet Gifts, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the company's management, which is responsible for their integrity and objectivity. These accounting policies conform to general accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

     The Company, a Nevada corporation located in Reno, Nevada was incorporated on September 24, 1997 and is currently in the development stage. The Company intends to be in the business of catalogue gift food sales.

Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting.

Income (Loss) per Share

     The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

Statement of Cash Flows

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

Income Tax

     Effective from inception, Gourmet Gifts, Inc. adopted SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the current enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (30 reported amounts of revenues and expenses during the reporting period. Actual result could differ from those estimates.

NOTE 2- DEVELOPMENT STAGE COMPANY

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It has yet to commence full- scale operations. From inception through the date of these financial statements, the Company did not have any revenues or earnings. At the current time, the Company has $5,000 in assets and no liabilities.

                               GOURMET GIFTS, INC.
                                 BALANCE SHEETS
                      MARCH 31, 1999 AND SEPTEMBER 30, 1998
                                   (UNAUDITED)

                                              March 31        September 30
                                               1999            1998
                                             ------------     ------------

CURRENT ASSETS:
   Cash                                      $      9,387     $     32,080
   Inventories                                      4,265                -
                                             ------------     ------------
       Total Current Assets                  $     13,652           32,080
                                             ------------     ------------
TOTAL ASSETS                                 $     13,652     $     32,080
                                             ============     ============

                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                          $      1,000     $      2,315
                                             ------------     ------------

       Total Current Liabilities                    1,000            2,315
                                             ------------     ------------

STOCKHOLDERS' EQUITY
   Capital stock, $.001 par value;
    25,000,000 shares authorized;
    896,000 shares issued and outstanding             896              896
   Additional paid-in capital                      30,189           30,189
   Retained earnings(deficit)                     (18,433)          (1,320)
                                             ------------     ------------

       Total Stockholders' Equity                  12,652           29,765
                                             ------------     ------------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                        $     13,652           32,080
                                             ============     ============




                               GOURMET GIFTS, INC.
                             STATEMENT OF OPERATIONS
                                   (Unaudited)
                             For the      For the     For the       For the
                            Six Months   Six Months  Three Months  Three Months
                              Ended        Ended        Ended        Ended
                             March 31,    March 31,    March 31,    March 31,
                               1999        1998          1999         1998
                             ----------   ----------   ----------   ----------

SALES                        $    6,010   $        -   $        -   $        -
COST OF SALES                    11,239            -        4,265            -
                             ----------   ----------   ----------   ----------
Gross Profit                     (5,229)           -       (4,265)           -

EXPENSES:
  General and Administrative     11,884          575        3,951           45
                             ----------   ----------   ----------   ----------

TOTAL OPERATING EXPENSES         11,884          575        3,951           45

NET (LOSS)BEFORE TAXES          (17,113)        (575)      (8,216)         (45)

PROVISIONS FOR INCOME TAXES           -            -            -            -
                             ----------   ----------   ----------   ----------

NET (LOSS)                   $  (17,113)  $     (575)  $   (8,216)  $      (45)
                             ==========   ==========   ==========   ==========

EARNINGS (LOSS)PER SHARE     $    (0.02)  $        -   $    (O.O1)  $        -
                             ==========   ==========   ==========   ==========

WEIGHTED AVERAGE SHARES
 OUTSTANDING                    896,000      250,000      896,000      250,000
                             ==========   ==========   ==========   ==========



                               GOURMET GIFTS, INC.
                              STATEMENT OF CASH FLOWS
                                    (Unaudited)
                              For the     For the     For the       For the
                            Six Months  Six Months  Three Months  Three Months
                               Ended       Ended        Ended        Ended
                              March 31,   March 31,    March 31,    March 31,
                               1999         1998         1999         1998
                             ----------   ----------   ----------   ----------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net Loss                   $  (17,113)  $     (575)  $   (8,216)         (45)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
   Change in assets and
    liabilities:
    (Increase) decrease in
      accounts receivable             -            -        3,050            -
    (Increase)decrease in
      inventories                (4,265)           -        4,265            -
    (Increase)decrease in
      accounts payable and
      accrued liabilities        (1,315)           -       (1,119)           -
                             ----------   ----------   ----------   ----------

    Net cash used in
     operating activities       (22,693)        (575)      (2,020)         (45)
                             ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from issurance of
  common stock                        -            -            -            -
 Deferred offering costs              -       (1,000)           -            -
                             ----------   ----------   ----------   ----------
   Net cash provided by
    financing activities              -       (1,000)           -            -
                             ----------   ----------   ----------   ----------
   Net increase(decrease)
    in cash                     (22,693)      (1,575)      (2,020)         (45)

CASH AT BEGINNING PERIOD         32,080        5,000       11,407        3,470
                             ----------   ----------   ----------   ----------
CASH AT END OF PERIOD        $    9,387   $    3,425   $    9,387   $    3,425
                             ==========   ==========   ==========   ==========

SUPPLEMENTAL CASH FLOW
 INFORMATION:
  Interest expense           $        -   $        -   $        -   $        -
                             ==========   ==========   ==========   ==========


                               GOURMET GIFTS, INC
                        STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND
            SEPTEMBER 24, 1997 (inception) THROUGH SEPTEMBER 30, 1998
                       Capital Stock      Additional
                     --------------------   Paid in    Accumulated
                     Shares      Amount      Capital      Deficit     Total
                     ---------   ---------   ---------   ---------   ---------

BALANCE,
 September 24,1997           -   $       -   $       -   $       -   $       -

Common Stock issued
 for cash              250,000         250       4,750           -       5,000

Common Stock issued
 for cash              646,000         646      31,654           -      32,300
Direct costs of stock
 offering                    -           -      (6,215)          -      (6,215)
Net loss for the
 period from inception
 through
 September 30, 1998          -           -           -      (1,320)     (1,320)
                     ---------   ---------   ---------   ---------   ---------

BALANCE,
 September 30, 1998    896,000         896      30,189      (1,320)     29,765
Net loss for six
 months ended
 March 31, 1999              -           -           -     (17,113)    (17,113)
                     ---------   ---------   ---------   ---------   ---------

BALANCE,
 March 31, 1999        896,000   $     896   $  30,189   $ (18,433)  $  12,652
                     =========   =========   =========   =========   =========



                                 GOURMET GIFTS,INC.
                                  BALANCE SHEETS
                        DECEMBER 31, 1998 AND SEPTEMBER 30, 1998
                                   (Unaudited)

                                     ASSETS

                                             December 31,    September 30,
                                                  1998          1998
                                              ------------   ------------


CURRENT ASSETS:
 Cash                                         $     11,407   $     32,080
 Accounts receivable                                 3,050              -
 Inventories                                         8,530              -
                                              ------------   ------------
      Total Current Assets                          22,987         32,080

TOTAL ASSETS                                  $     22,987   $     32,080
                                              ============   ============


                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                             $      1,700   $      2,315
 Accrued liabilities                                   419              -
                                              ------------   ------------
       Total Current Liabilities                     2,119          2,315
                                              ------------   ------------


STOCKHOLDERS' EQUITY:
 Capital stock, $.001 par value;
  25,000,000 shares authorized; 896,000
  shares issued and outstanding                        896            896
Additional paid-in capital                          30,189         30,189
Retained earnings(deficit)                         (10,217)        (1,320)
                                              ------------   ------------

       Total Stockholders' Equity                   20,868         29,765
                                              ------------   ------------
TOTAL LIABILITIES AND
 STOCKHOLDERS EQUITY                          $     22,987   $     32,080
                                              ============   ============

                                  GOURMET GIFTS, INC
                                STATEMENT OF OPERATIONS
                                   (Unaudited)

                                             For the         For the
                                            Three Months    Three Months
                                               Ended          Ended
                                             December 31,    December 31
                                                1998           1997
                                              ------------   ------------



SALES                                         $      6,010   $          -
COST OF SALES                                        6,974              -
                                              ------------   ------------

Gross profit                                          (964)             -
                                              ------------   ------------


EXPENSES:
  General and administrative                         7,933            530
                                              ------------   ------------

TOTAL OPERATING EXPENSES                             7,933            530
                                              ------------   ------------

NET (LOSS) BEFORE TAXES                             (8,897)          (530)

PROVISIONS FOR INCOME TAXES                              -              -
                                              ------------   ------------

NET (LOSS)                                    $     (8,897)  $       (530)
                                              ============   ============

EARNINGS (LOSS) PER SHARE                     $      (0.01)  $          -
                                              ============   ============

WEIGHTED AVERAGE SHARES OUTSTANDING                896,000        250,000
                                              ============   ============

                                GOURMET GIFTS, INC.
                               STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                             For the          For the
                                            Three Months     Three Months
                                                Ended         Ended
                                             December 31,    December 31,
                                                  1998          1997
                                              ------------   ------------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                    $     (8,897)  $       (530)
  Adjustments to reconcile net
   loss to net cash used in operating
   activities:
   Changes in assets and liabilities:
   (Increase)decrease in accounts receivable        (3,050)             -
   (Increase)decrease in inventories                (8,530)             -
   Increase (decrease) in accounts payable
   and accrued liabilities                            (196)             -
                                              ------------   ------------
   Net cash used in operating activities           (20,673)          (530)
                                              ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                 -              -
  Deferred offering costs                                -         (1,000)
                                              ------------   ------------
   Net cash provided by financing activities             -         (1,000)
                                              ------------   ------------
   Net increase(decrease) in Cash                  (20,673)        (1,530)

CASH AT BEGINNING PERIOD                            32,080          5,000
                                              ------------   ------------
CASH AT END OF PERIOD                         $     11,407          3,470
                                              ============   ============

SUPPLEMENTAL CASH FLOW INFORMATION:
 Interest expense                             $          -   $          -
                                              ------------   ------------


                                 GOURMET GIFTS, INC.
                          STATEMENT OF STOCKHOLDERS' EQUITY
                       FOR THE THREE MONTHS ENDED DECEMBER 31, 1998
               AND SEPTEMBER 24,1997 (inception) THROUGH SEPTEMBER 30, 1998
                             Capital Stock     Additional
                            ------------------   Paid in    Accumulated
                             Shares     Amount    Capital    Deficit     Total
                            --------   --------   --------   --------   ------

BALANCE, September 24,1997         -   $          $      -   $      -   $    -

Common stock issued
 for cash                    250,000        250      4,750          -    5,000
Common stock issued
 for cash                    646,000        646     31,654          -   32,300
Direct cots of stock
 offering                          -          -     (6,215)         -   (6,215)
Net loss for the period
 from inception through
 September 30, 1998                -          -          -     (1,320)  (1,320
                            --------   --------   --------   --------   ------

BALANCE,
 September 30, 1998          896,000        896     30,189     (1,320)  29,765
Net loss for the three
 months ended
 December 31, 1998                 -          -          -     (8,897)  (8,897)
                            --------   --------   --------   --------   -------

BALANCE, December 31, 1998   896,000   $    896   $ 30,189   $(10,217)  $20,868
                            ========   ========   ========   ========   =======

